SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 27, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 27, 2006

TAM further advances in the cost reduction
and productivity gain process
Initiative at the national stations will result in expense reduction of approx R$ 85 million/year (base 2006)

São Paulo, November 27, 2006 – TAM (Bovespa: TAMM4 e NYSE: TAM) began a restructuring project at 54 national stations with the objective to reduce costs and gain synergies through the incorporation of airport staff, ground support (luggage and cargo), ticket offices and commercial teams. Currently, such services are provided by third party companies, and the costs are recognized in our P&L (including personnel).

The incorporation of 5 thousand employees will represent a non-recurring cost of approximately R$ 50 million referring to the rescission of the third parties’ contracts. This cost will be recognized over the next quarters. TAM will benefit from the reduction of taxes on third party services, the elimination of additional commissions on passengers tickets and cargo, and the reduction in commercial costs due to the increase in direct sales. Using the year of 2006 as a base, this benefit will be of approximately R$ 85 million, which will increase according to the increase of our operations.

Besides the above mentioned cost reductions, TAM has other objectives with this restructuring project, such as the standardization of human resources policies, the creation of a corporate compliance practice, the unification of commercial policies improving the direct sales efficiency, and the better synergy among all front service teams including productivity gains and economies of scale. The employees’ retention has as priority the maintenance of the levels of quality. These contracted employees will integrate the professional development system, being under the same remuneration methodology and having the benefits offered by TAM, with frequent trainings in their respective working area. “This restructuring project will allow more harmony among the company’s activities and gains in the corporate governance practices since all employees will be managed under one human resources policy”, states Marco Antonio Bologna, TAM’s CEO.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.1% domestic market share and 58.2% international market share at the end of October 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.